UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILEREPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-28484
QUALMARK CORPORATION
(Exact name of registrant as specified in its charter)
4580 Florence Street, Denver, Colorado 80238 (303) 245-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☑	Rule 12h-3(b)(1)(i) ☑
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐
Approximate number of holders of record as of the certification or notice date:
Common Stock: 48
Pursuant to the requirements of the Securities Exchange Act of 1934, Qualmark Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 12, 2008	By:	/s/ Andrew Drenick
		Name:	Andrew Drenick
		Title:	President and Chief Executive Officer